UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EASTERLY GOVERNMENT PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

27616P103

(CUSIP Number)

David L. Coombs

Goulston & Storrs PC

400 Atlantic Avenue

Boston, Massachusetts 02110

(617) 574-3563

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616P103	Page 2 of 13

1.	Names of Reporting Persons USGP II Investor, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	The common stock, par value $0.01 per share (the “Common Stock”), of Easterly Government Properties, Inc., a Maryland corporation (the “Issuer”) was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP II Investor, LP, a Delaware limited partnership (“USGP LP”), contributed its interests in its property-owning subsidiaries in exchange for limited partnership interests (“OP Units”) in Easterly Government Properties LP, a Delaware limited partnership (the “Operating Partnership”), and in connection therewith received a special distribution of shares of Common Stock; and (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price. The shares of Common Stock that were purchased in the private placement transaction were funded from working capital, including by drawing on capital commitments of investors in U.S. Government Properties Income & Growth Fund II, LP, a Delaware limited partnership (“Fund II”), and USGP II (Parallel) Fund, LP, a Delaware limited partnership (“Parallel Fund II”). Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by U.S. Government Properties Income & Growth Fund REIT, Inc. (“REIT I”) as part of its plan of liquidation.

CUSIP No. 27616P103	Page 3 of 13

1.	Names of Reporting Persons U.S. Government Properties Income & Growth Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 316,878 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 316,878 (1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,878 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Common Stock of the Issuer was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP LP contributed its interests in its property-owning subsidiaries in exchange for OP Units, and in connection therewith received a special distribution of shares of Common Stock; and (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price. The shares of Common Stock that were purchased in the private placement transaction were funded from working capital, including by drawing on capital commitments of investors in Fund II and Parallel Fund II. Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP. On May 11, 2016 a substantial majority of shares of Common Stock owned by Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund II and Parallel Fund II. The liquidation and distribution were made in accordance with the organizational documents of Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

CUSIP No. 27616P103	Page 4 of 13

1.	Names of Reporting Persons USGP II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 320,083 (1)(2)(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 320,083 (1)(2)(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 320,083 (1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)(2)(3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Common Stock of the Issuer was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP LP contributed its interests in its property-owning subsidiaries in exchange for OP Units, and in connection therewith received a special distribution of shares of Common Stock; and (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price. The shares of Common Stock that were purchased in the private placement transaction were funded from working capital, including by drawing on capital commitments of investors in Fund II and Parallel Fund II. Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP. On May 11, 2016 a substantial majority of shares of Common Stock owned by Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund II and Parallel Fund II. The liquidation and distribution were made in accordance with the organizational documents of Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.
(4)	316,878 shares of Common Stock of the Issuer are held by Fund II, and 3,205 shares of Common Stock of the Issuer are held by Parallel Fund II, each of whose general partner is USGP II GP, LLC, a Delaware limited liability company (“USGP II GP”).

CUSIP No. 27616P103	Page 5 of 13

1.	Names of Reporting Persons Easterly Funds Administration, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 418,145 (1)(2)(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 418,145 (1)(2)(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,145 (1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)(2)(3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Common Stock of the Issuer was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP LP contributed its interests in its property-owning subsidiaries in exchange for OP Units and in connection therewith received a special distribution of shares of Common Stock; (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price, (iii) U.S Government Properties Income & Growth Fund, L.P., a Delaware limited partnership (“Fund I”) contributed its interest in its property-owning subsidiaries in exchange for OP Units, and (iv) Fund I purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price. The shares of Common Stock that were purchased in the private placement transactions were funded from working capital, including by drawing on capital commitments of investors in Fund I, Fund II and Parallel Fund II. Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP. Easterly Funds Administration, LLC, a Delaware limited liability company (“Easterly Admin”) is (i) the sole manager of Federal Properties GP, LLC, a Delaware limited liability company (“USGP I GP”), which is the general partner of Fund I; (ii) the sole manager of USGP I REIT Holdings GP, LLC, a Delaware limited liability company (“USGP I Holdings GP”), which is the general partner of USGP I REIT Holdings, LP, a Delaware limited partnership (“Upper Fund I”); and (iii) the sole manager of USGP II GP, which is the general partner of Fund II and Parallel Fund II.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP. On May 11, 2016 a substantial majority of shares of Common Stock owned by Fund I, Upper Fund I, Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund I, Upper Fund I, Fund II and Parallel Fund II. Also on May 11, 2016 and as part of the liquidation plan described above, REIT I redeemed an aggregate 2,845,223 OP Units and received an equal number of shares of Common Stock in exchange therefor. The liquidation and distribution were made in accordance with the organizational documents of Fund I, Upper Fund I, Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.
(4)	Includes (i) 316,878 shares of Common Stock of the Issuer held by Fund II, and 3,205 shares of Common Stock of the Issuer held by Parallel Fund II, each of whose general partner is USGP II GP, whose sole manager is Easterly Admin; (ii) 1,416 shares of Common Stock held directly by Fund I, whose general partner is USGP I GP, whose sole manager is Easterly Admin; and (iii) 96,646 shares of Common Stock held directly by Upper Fund I, whose general partner is USGP I Holdings GP, whose sole manager is Easterly Admin.

CUSIP No. 27616P103	Page 6 of 13

1.	Names of Reporting Persons Easterly Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 418,145 (1)(2)(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 418,145 (1)(2)(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,145 (1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)(2)(3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Common Stock of the Issuer was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP LP contributed its interests in its property-owning subsidiaries in exchange for OP Units, and in connection therewith received a special distribution of shares of Common Stock; (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price, (iii) Fund I contributed its interest in its property-owning subsidiaries in exchange for OP Units, and (iv) Fund I purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price. The shares of Common Stock that were purchased in the private placement transactions were funded from working capital, including by drawing on capital commitments of investors in Fund I, Fund II and Parallel Fund II. Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP. Easterly Capital, LLC, a Massachusetts limited liability company (“Easterly Capital”) is the sole member of Easterly Admin, which is (i) the sole manager of USGP I GP, which is the general partner of Fund I; (ii) the sole manager of USGP I Holdings GP, which is the general partner of Upper Fund I; and (iii) the sole manager of USGP II GP, which is the general partner of Fund II and Parallel Fund II.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP. On May 11, 2016 a substantial majority of shares of Common Stock owned by Fund I, Upper Fund I, Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund I, Upper Fund I, Fund II and Parallel Fund II. Also on May 11, 2016 and as part of the liquidation plan described above, REIT I redeemed an aggregate 2,845,223 OP Units and received an equal number of shares of Common Stock in exchange therefor. The liquidation and distribution were made in accordance with the organizational documents of Fund I, Upper Fund I, Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.
(4)	Includes (i) 316,878 shares of Common Stock of the Issuer held by Fund II, and 3,205 shares of Common Stock of the Issuer held by Parallel Fund II, each of whose general partner is USGP II GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital; (ii) 1,416 shares of Common Stock held directly by Fund I, whose general partner is USGP I GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital; and (iii) 96,646 shares of Common Stock held directly by Upper Fund I, whose general partner is USGP I Holdings GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital.

CUSIP No. 27616P103	Page 7 of 13

1.	Names of Reporting Persons Darrell W. Crate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC, OO (1)(4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 509,598 (1)(2)(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 509,598 (1)(2)(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,598 (1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)(2)(3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Common Stock of the Issuer was acquired as the result of the following transactions that were consummated concurrently with the Issuer’s initial public offering on February 11, 2015: (i) USGP LP contributed its interests in its property-owning subsidiaries in exchange for OP Units, and in connection therewith received a special distribution of shares of Common Stock; (ii) USGP LP purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price, (iii) Fund I contributed its interest in its property-owning subsidiaries in exchange for OP Units, (iv) Fund I purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price and (iv) Darrell W. Crate purchased 20,000 shares of Common Stock in the Issuer’s initial public offering. The shares of Common Stock that were purchased in the private placement transactions were funded from working capital, including by drawing on capital commitments of investors in Fund I, Fund II and Parallel Fund II. Fund II and Parallel Fund II collectively owned, both directly and indirectly, all of the limited partner interests in USGP LP. Darrell W. Crate is the sole manager of Easterly Capital, which is the sole member of Easterly Admin, which is (i) the sole manager of USGP I GP, which is the general partner of Fund I; (ii) the sole manager of USGP I Holdings GP, which is the general partner of Upper Fund I; and (iii) the sole manager of USGP II GP, which is the general partner of Fund II and Parallel Fund II.
(2)	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP. On May 11, 2016 a substantial majority of shares of Common Stock owned by Fund I, Upper Fund I, Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund I, Upper Fund I, Fund II and Parallel Fund II. Also on May 11, 2016 and as part of the liquidation plan described above, REIT I redeemed an aggregate 2,845,223 OP Units and received an equal number of shares of Common Stock in exchange therefor. The liquidation and distribution were made in accordance with the organizational documents of Fund I, Upper Fund I, Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions.
(3)	The percentages used herein are calculated based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.
(4)	Includes (i) 316,878 shares of Common Stock of the Issuer held by Fund II, and 3,205 shares of Common Stock of the Issuer held by Parallel Fund II, each of whose general partner is USGP II GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital, whose sole manager is Mr. Crate; (ii) 1,416 shares of Common Stock held directly by Fund I, whose general partner is USGP I GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital, whose sole manager is Mr. Crate; (iii) 96,646 shares of Common Stock held directly by Upper Fund I, whose general partner is USGP I Holdings GP, whose sole manager is Easterly Admin, whose sole member is Easterly Capital, whose sole manager is Mr. Crate; (iv) 10,893 shares of Common Stock held directly by Easterly Holdings II, LLC, whose sole member is Mr. Crate; (v) 20,000 shares of Common Stock purchased by Mr. Crate in the Issuer’s initial public offering; (vi) 20,000 shares of Common Stock purchased by Mr. Crate on the open market on June 12, 2015; (vii) 5,560 shares of Common Stock purchased by Mr. Crate on the open market on August 7, 2015; (viii) 20,000 shares of Common Stock purchased by Mr. Crate on the open market on August 20, 2015; (ix) 195 shares of Common Stock purchased by Mr. Crate on the open market on August 26, 2015; (x) 4,805 shares of Common Stock purchased by Mr. Crate on the open market on August 27, 2015; and (xi) 10,000 shares of Common Stock purchased by Mr. Crate on the open market on March 8, 2016. Mr. Crate serves as the Chairman of the Board of Directors of the Issuer. Mr. Crate expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, other than the 91,453 shares of Common Stock he holds directly and through Easterly Holdings II, LLC, except to the extent of his pecuniary interest therein.

CUSIP No. 27616P103	Page 8 of 13

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”) of Easterly Government Properties, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Company are located at 2101 L. Street NW, Suite 750, Washington, DC 20037.

Item 1.	Security and Issuer

(a)	Title of Class of Equity Securities: Common Stock, par value $0.01.

(b)	Name and Address of the Principal Executive Offices: The principal executive offices of the Issuer are located at 2101 L. Street NW, Suite 750, Washington, DC 20037

Item 2.	Identity and Background

(a)	Name of Person Filing the Statement:

i.	USGP II Investor, LP

ii.	U.S. Government Properties Income & Growth Fund II, LP

iii.	USGP II GP, LLC

iv.	Easterly Funds Administration, LLC

v.	Easterly Capital, LLC

vi.	Darrell W. Crate

vii.	Attached hereto as Appendix A is information required by this Item 2 with respect to the managers and executive officers of the persons filing the Statement.

(b)	Address or Principal Business Office Or, if None, Residence:

i.	138 Conant Street, Beverly, MA 01915.

ii.	138 Conant Street, Beverly, MA 01915.

iii.	138 Conant Street, Beverly, MA 01915.

iv.	138 Conant Street, Beverly, MA 01915.

v.	138 Conant Street, Beverly, MA 01915.

vi.	c/o Easterly Capital, LLC, 138 Conant Street, Beverly, MA 01915.

vii.	Attached hereto as Appendix A is information required by this Item 2 with respect to the managers and executive officers of the persons filing the Statement.

(c)	Principal Occupation or Employment:

i.	Not applicable.

ii.	Not applicable.

iii.	Not applicable.

iv.	Not applicable

v.	Not applicable.

CUSIP No. 27616P103	Page 9 of 13

vi.	Founder and Managing Director of Easterly Capital.

vii.	Attached hereto as Appendix A is information required by this Item 2 with respect to the managers and executive officers of the persons filing the Statement.

(d)	Criminal Proceedings:

During the last five years, neither the persons filing the Statement nor any executive officer or manager of the persons filing the Statement has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, neither the persons filing the Statement nor any executive officer or manager of the persons filing the Statement has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

i.	See Item 6 of the attached cover pages incorporated by reference herein.

ii.	See Item 6 of the attached cover pages incorporated by reference herein.

iii.	See Item 6 of the attached cover pages incorporated by reference herein.

iv.	See Item 6 of the attached cover pages incorporated by reference herein.

v.	See Item 6 of the attached cover pages incorporated by reference herein.

vi.	United States

vii.	Attached hereto as Appendix A is information required by this Item 2 with respect to the managers and executive officers of the persons filing the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

As described in response to Item 4 below, certain shares of Common Stock of the Issuer to which this Schedule 13D relates were received in the formation transactions consummated concurrently with the Issuer’s initial public offering. The funds used for the purchase of shares of Common Stock of the Issuer in the private placement transactions were obtained from working capital, including by drawing on capital commitments of investors in U.S. Government Properties Income & Growth Fund II, LP, a Delaware limited partnership (“Fund II”), USGP II (Parallel) Fund, LP, a Delaware limited partnership (“Parallel Fund II”), and U.S Government Properties Income & Growth Fund, L.P., a Delaware limited partnership (“Fund I”). The 20,000 shares of Common Stock purchased by Mr. Crate in connection with the Issuer’s initial public offering, and the 60,560 shares of Common Stock purchase by Mr. Crate on the open market since the Issuer’s initial public offering, were funded by his personal funds. The 10,893 shares of Common Stock held directly by Easterly Holdings II, LLC were received pursuant to the plan of liquidation of Parallel Fund II as a result of Mr. Crate’s prior investment in Parallel Fund II, which investment was funded by Mr. Crate’s personal funds.

Item 4.	Purpose of Transaction

The 80,560 shares of Common Stock purchased by Mr. Crate were acquired for investment purposes. Mr. Crate’s investment in Parallel Fund II, which resulted in the receipt by Easterly Holdings II, LLC of Common Stock in the Issuer, was for investment purposes. The other Common Stock of the Issuer reported in this Statement was acquired as the result of the following transactions: (i) concurrently with the Issuer’s initial public offering on February 11, 2015: (a) USGP II Investor, LP, a Delaware limited partnership (“USGP LP”), contributed its interests in its property-owning subsidiaries in exchange for limited partnership interests (“OP Units”) in Easterly Government Properties LP, a Delaware limited partnership, and in connection therewith received a special distribution of shares of Common Stock; (b) USGP LP

CUSIP No. 27616P103	Page 10 of 13

purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price, (c) Fund I contributed its interest in its property-owning subsidiaries in exchange for OP Units, and (d) Fund I purchased from the Issuer shares of Common Stock for cash in a private placement at a price per share equal to the public offering price; (ii) on December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP; (iii) on May 11, 2016 a substantial majority of shares of Common Stock owned by Fund I, Upper Fund I, Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund I, Upper Fund I, Fund II and Parallel Fund II, which liquidation and distributions were made in accordance with the organizational documents of Fund I, Upper Fund I, Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions; and (iv) on May 11, 2016 the Issuer issued shares of Common Stock in connection with the redemption of an equal number of OP Units by U.S. Government Properties Income & Growth Fund REIT, Inc. (“REIT I”) as part of its plan of liquidation.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number of Shares Beneficially Owned:

i.	USGP II Investor, LP. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 0 shares of Common Stock of the Issuer.

Percent of Class: 0.0% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

ii.	U.S. Government Properties Income & Growth Fund II, LP. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 316,878 shares of Common Stock of the Issuer.

Percent of Class: 1.2% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

iii.	USGP II GP, LLC. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 320,083 shares of Common Stock of the Issuer.

Percent of Class: 1.2% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

iv.	Easterly Funds Administration, LLC. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 418,145 shares of Common Stock of the Issuer.

Percent of Class: 1.5% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

v.	Easterly Capital, LLC. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 418,145 shares of Common Stock of the Issuer.

CUSIP No. 27616P103	Page 11 of 13

Percent of Class: 1.5% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

vi.	Darrell W. Crate. As of May 11, 2016, this reporting person filing the Statement is the beneficial owner of an aggregate 509,598 shares of Common Stock of the Issuer.

Percent of Class: 1.9% based upon an aggregate 27,013,602 shares of Common Stock outstanding as of May 11, 2016, consisting of (i) 24,168,379 shares of Common Stock outstanding as of May 9, 2016, as disclosed by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016, and (ii) 2,845,223 shares of Common Stock that were issued by the Issuer on May 11, 2016 in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation. Mr. Crate expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, other than the 91,453 shares of Common Stock he holds directly and through Easterly Holdings II, LLC, except to the extent of his pecuniary interest therein.

(b)	Sole owner to Vote, Direct the Vote, or Dispose of Shares:

i.	USGP II Investor, LP: 0

ii.	U.S. Government Properties Income & Growth Fund II, LP: 316,878

iii.	USGP II GP, LLC: 320,083

iv.	Easterly Funds Administration, LLC: 418,145

v.	Easterly Capital, LLC: 418,145

vi.	Darrell W. Crate: 509,598

Shared Power to Vote or Direct the Vote of Shares: 0

(c)	Recent Transactions:

i.	On February 11, 2015, USGP LP acquired 9,601,272 shares of Common Stock in the formation transactions and private placement transactions described in Item 4 above. The purchase price of the shares of Common Stock purchased by USGP LP in the private placement was $15.00 per share.

ii.	On February 11, 2015, Fund I acquired 740,440 shares of Common Stock in the private placement transactions described in Item 4 above. The purchase price of the shares of Common Stock purchased by Fund I in the private placement was $15.00 per share.

iii.	On February 11, 2015, Mr. Crate purchased 20,000 shares of Common Stock in the Issuer’s initial public offering at a price of $15.00 per share.

iv.	On February 11, 2015, 1,000 shares of Common Stock issued to Mr. Crate in the initial capitalization of Easterly Government Properties, Inc. were redeemed by the Issuer at the initial issuance price of $1.00 per share.

v.	On June 12, 2015, Mr. Crate purchased 20,000 shares of Common Stock on the open market.

vi.	On August 7, 2015, Mr. Crate purchased 5,560 shares of Common Stock on the open market.

vii.	On August 20, 2015, Mr. Crate purchased 20,000 shares of Common Stock on the open market.

viii.	On August 26, 2015, Mr. Crate purchased 195 shares of Common Stock on the open market.

CUSIP No. 27616P103	Page 12 of 13

ix.	On August 27, 2015, Mr. Crate purchased 4,805 shares of Common Stock on the open market.

x.	On December 23, 2015, all shares of Common Stock owned by USGP LP were distributed, directly or indirectly, to Fund II and Parallel Fund II in connection with a complete liquidation of USGP LP.

xi.	On March 8, 2016, Mr. Crate purchased 10,000 shares of Common Stock on the open market.

xii.	On May 11, 2016, a substantial majority of shares of Common Stock owned by Fund I, Upper Fund I, Fund II and Parallel Fund II were distributed to their direct and indirect partners in connection with the commencment of a liquidation plan for Fund I, Upper Fund I, Fund II and Parallel Fund II. The liquidation and distribution were made in accordance with the organizational documents of Fund I, Upper Fund I, Fund II and Parallel Fund II, and no amounts were paid in connection with these liquidating transactions. In connection with the liquidation of Parallel Fund II, Easterly Holdings II, LLC received 10,893 shares of Common Stock in the Issuer.

xiii.	On May 11, 2016, the Issuer issued shares of Common Stock in connection with the redemption of an equal number of OP Units by REIT I as part of its plan of liquidation.

(d)	Right with Respect to Dividends or Sales Proceeds: Not Applicable.

(e)	Date of Cessation of Five Percent Beneficial Ownership:

i.	USGP II Investor, LP ceased to be a Five Percent Beneficial Owner on December 23, 2015.

ii.	The other Reporting Persons ceased to be a Five Percent Beneficial Owner on May 11, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 27616P103	Page 13 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2016

USGP II INVESTOR, LP

By: USGP II GP, LLC, its Managing General Partner

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

U.S. GOVERNMENT PROPERTIES INCOME & GROWTH FUND II, LP

By: USGP II GP, LLC, its General Partner

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

USGP II GP, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

EASTERLY FUNDS ADMINISTRATION, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

EASTERLY CAPITAL, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

/s/ Darrell W. Crate
Darrell W. Crate

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Easterly Government Properties, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: May 16, 2016

USGP II INVESTOR, LP

By: USGP II GP, LLC, its Managing General Partner

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

U.S. GOVERNMENT PROPERTIES INCOME & GROWTH FUND II, LP

By: USGP II GP, LLC, its General Partner

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

USGP II GP, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

EASTERLY FUNDS ADMINISTRATION, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

EASTERLY CAPITAL, LLC

By:	/s/ Mark Rowe
Name:	Mark Rowe
Title:	Managing Director

/s/ Darrell W. Crate
Darrell W. Crate

APPENDIX A

General Partner

The following is a list of all of the managing general partners of USGP II Investor, LP and certain other information with respect to each managing general partner.

Name:	USGP II GP, LLC
Principal Business Address:	138 Conant Street, Beverly, MA 01915
Principal Business:	General partner of USGP II Investor, LP, a holding company, and U.S. Government Income & Growth Fund II, LP (together with its parallel fund), a real estate fund that contributed its portfolio of properties in the formation transactions consummated consurrently with the Issuer’s initial public offering, and presently is conducting its plan of liquidation.
Jurisdiction of Organization:	Delaware

General Partner

The following is a list of all of the general partners of U.S. Government Properties Income & Growth Fund II, LP and certain other information with respect to each managing general partner.

Name:	USGP II GP, LLC
Principal Business Address:	138 Conant Street, Beverly, MA 01915
Principal Business:	General partner of USGP II Investor, LP, a holding company, and U.S. Government Income & Growth Fund II, LP (together with its parallel fund), a real estate fund that contributed its portfolio of properties in the formation transactions consummated consurrently with the Issuer’s initial public offering, and presently is conducting its plan of liquidation.
Jurisdiction of Organization:	Delaware

Manager

The following is a list of all managers of USGP II GP, LLC and certain other information with respect to each manager.

Name:	Easterly Funds Administration, LLC
Principal Business Address:	138 Conant Street, Beverly, MA 01915
Principal Business:	Indirectly manages all entities or interests in U.S. Government Properties Income and Growth Fund L.P., U.S. Government Properties Income and Growth Fund II, LP, USGP II (Parallel) Fund, LP and their related feeders and subsidiary entities, each of which is presently conducting its plan of liquidation.
Jurisdiction of Organization:	Delaware

Manager

The following is a list of all managers of Easterly Capital, LLC and certain other information with respect to each manager.

Name:	Darrell W. Crate
Business Address:	138 Conant Street, Beverly, MA 01915
Principal Occupation:	Founder and Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

EXECUTIVE OFFICERS

The following is a list of all executive officers of USGP II GP, LLC. Unless otherwise indicated, each officer’s business address is 138 Conant Street, Beverly, MA 01915, which is Easterly Capital, LLC’s business address.

Name:	Darrell W. Crate
Title:	Managing Director
Principal Occupation:	Founder and Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

Name:	Mark H. Rowe
Title:	Managing Director
Principal Occupation:	Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

EXECUTIVE OFFICERS

The following is a list of all executive officers of Easterly Funds Administration, LLC. Unless otherwise indicated, each officer’s business address is 138 Conant Street, Beverly, MA 01915, which is Easterly Capital, LLC’s business address.

Name:	Darrell W. Crate
Title:	Managing Director
Principal Occupation:	Founder and Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

Name:	Mark H. Rowe
Title:	Managing Director
Principal Occupation:	Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

EXECUTIVE OFFICERS

The following is a list of all executive officers of Easterly Capital, LLC. Unless otherwise indicated, each officer’s business address is 138 Conant Street, Beverly, MA 01915.

Name:	Darrell W. Crate
Title:	Managing Director
Principal Occupation:	Founder and Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States

Name:	Mark H. Rowe
Title:	Managing Director
Principal Occupation:	Managing Director of Easterly Capital, LLC
Name, principal business and address of corporation or other organization in which employment is conducted:	Easterly Capital, LLC
Citizenship:	United States